Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND JUNE 30, 2019

Revenues for the six months ended June 30, 2020 were $14.95 million, compared to $16.55 million in the six months ended June 30, 2019. The decrease is attributed both to the Supply Chain division and to the RFID division.

Gross profit for the six months ended June 30, 2020 amounted to $2.56 million (a gross margin of 17.1%), compared to $3.38 million (a gross margin of 20.4%) for the six months ended June 30, 2019. The decrease in gross profit is attributable mainly to an inventory impairment related to the Intelligent Robotics division in the amount of $671,000.

Sales and marketing expenses for the six months ended June 30, 2020 were $1.95 million compared to $1.90 million in the six months ended June 30, 2019.

General and administrative expenses for the six months ended June 30, 2020 were $0.84 million, compared to $1.16 million in the six months ended June 30, 2019. The decrease is attributed mainly to the lack in 2020 of costs associated with a special shareholders meeting in the amount of $88,000 and with the Imdecol business acquisition in the amount of $128,000, incurred in the six month ended June 30, 2019.

During the six months ended June 30, 2020, the Company recorded an impairment loss of goodwill and intangible assets related to the Intelligent Robotics division in the amount of $988,000.

Operating loss in the six months ended June 30, 2020 amounted to $1.25 million, compared to an operating income of $325,000 in the six months ended June 30, 2019.

Financial expenses for the six months ended June 30, 2020 were $137,000, compared to $129,000 in the six months ended June 30, 2019.

Net loss in the six months ended June 30, 2020 amounted to $1.385 million, compared to a net income of $176,000 in the six months ended June 30, 2019. On a per share basis, the basic and diluted net loss per share in the six months ended June 30, 2020 was $0.32, compared to a $0.05 net income per share in the six months ended June 30, 2019.

Liquidity and Capital Resources

As of June 30, 2020, we had $1.89 million in long-term bank loans, and current maturities of $662,000. Cash and cash equivalents as of June 30, 2020 amounted to $447,000

On February 19, 2020, the Company, through its wholly owned subsidiary, Ruby Tech Inc. entered into an agreement for a loan from YA II PN, LTD (“YA II”) in the principal amount of $600,000. The loan bears interest at a rate of 8% per annum, and is guaranteed by the Company and its subsidiary, BOS-Odem Ltd. The loan will be repaid in 12 monthly installments of principal and interest. The loan balance as of June 30, 2020 is $400,000.

The Company issued to YA II warrants to purchase up to 100,000 ordinary shares of the Company at an exercise price of $3.00 per ordinary share. The warrants may be exercised on a cashless basis and are exercisable for a period of two years from issuance. The Company paid to YA II a commitment fee of $15,000.

On May 8, 2017, the Company entered into a Standby Equity Distribution Agreement (“SEDA”), with YA II PN Ltd. (“YA”), for the sale of up to $2,000 of its ordinary shares to YA during a four-year period beginning on March 1, 2018. For each ordinary share purchased under the SEDA, YA will pay 93% of the lowest daily VWAP (as defined below) of the ordinary shares during the three consecutive trading days, following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the ordinary shares at the time of delivery of the advance notice). Notwithstanding the forgoing, the notice shall not exceed $500. “VWAP” is defined as of any date, to be such date’s daily dollar volume-weighted average price of the ordinary shares as reported by Bloomberg, LP.  The Company may terminate the SEDA at any time upon prior notice to YA, as long as there are no advance notices outstanding and the Company has paid to YA all amounts then due.

In connection with the SEDA, the Company issued to YA 67,307 Ordinary shares as a commitment fee. The commitment fee is recorded as prepaid expenses according to the consumption of the SEDA. As of June 30, 2020, the balance of those prepaid expenses was $77,000.

During the six months ended June 30, 2019, the Company issued to YA 158,023 ordinary shares, for a total amount of $461,000.

From February 19, 2019 until March 15, 2019, a total of 125,195 options were exercised for the amount of $316,000.

On February 25, 2019, the Company issued 20,858 ordinary shares (equivalent to $62,000) to officers of the Company related to Bonus payments approved by the Board of Directors and shareholders.

On May 16, 2019 the Company entered into and closed a Securities Purchase Agreement with several investors for the sale of 400,000 ordinary shares at a price of $2.50 per share, resulting in gross proceeds of $1 million and $55,000 issuance expenses. In addition, the Company issued to the investors 240,000 warrants with an exercise price of $3.30 per ordinary share. The warrants are exercisable for 3.5 years and are subject to a three-year vesting period as follows: one third of the warrants shall vest annually (upon the lapse of 12 months, 24 months and 36 months from issuance), provided that on the applicable vesting date the investor did not sell any of the ordinary shares purchased in the private placement. Vesting of all of the warrants shall be accelerated in the event that any one or more shareholders acting together acquire a block of 40% of the Company’s issued and outstanding share capital.

On March 31, 2020, the Company issued 7,665 ordinary shares (equivalent to $12,000) to officers of the Company as bonus payments approved by the Board of Directors and shareholders.

On June 2020, 53,451 options were exercised for the amount of $109,000.

The Company has a positive working capital of $7.16 million as of June 30, 2020, and it is the Company’s opinion that the current working capital is sufficient for the Company’s present requirements.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier and customer credit terms, and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. As of June 30, 2020, our trade receivables’ and trade payables’ aging days were 105 and 80 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors’ and officers’ indemnities, in excess of the proceeds received from liability insurance, which we obtain.

Cash Flows

Net cash used in operating activities in the six months ended June 30, 2020 was $285,000, compared to $136,000 in the six months ended June 30, 2019.

Net cash used in investing activities in the six months ended June 30, 2020 amounted to $40,000, compared to $2.12 million in the six months ended June 30, 2019. The decrease is attributed to net cash used for the acquisition of the business operation of Imdecol Ltd. in the amount of $1.9 million in the six months ended June 30, 2019.

Net cash provided by financing activities in the six months ended June 30, 2020 was $368,000, compared to $2.3 million in the six months ended June 30, 2019. During the first six months of 2019, we raised $1.8 million through the issuance of ordinary shares.

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